Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

Date: March 7, 2018

On March 7, 2018, Layne Christensen Company sent the following communication on behalf of its Chief Executive Officer to its employees regarding the proposed combination with Granite Construction Incorporated.

Two weeks ago, I shared with you what I believe to be the most exciting and transformative announcement in Layne’s 135-year history: the agreement to combine our company with Granite Construction. While this move is the right thing for our company, our customers, and, most importantly, our people, we must remember that for now, Layne and Granite are two separate companies, and it’s business as usual here at Layne. Until this transaction closes, which we expect to happen in the second quarter of this year, we must continue to execute our business plans and strategy. During the next few months, it’s more important than ever to keep our people safe and deliver the same high-quality service our customers expect from Layne.

Over the past week, some of you had the opportunity to meet Granite CEO Jim Roberts when he visited our headquarters in The Woodlands, Texas, and our Inliner office in Orleans, Indiana. These introductions are the first steps in the process of integrating our two organizations. Teams from Granite and Layne are working together to develop the integration plan and timeline. The Layne integration team, composed of senior divisional and functional leaders from around our company, held its kickoff meeting with its Granite counterparts earlier this week, and meetings between the two teams will continue on an ongoing basis as we move toward combining our companies.

As the integration plan takes shape and more information becomes available, we will keep you updated through Fast Layne, updates on LBC, and Laynecasts. I am committed to ensuring that everyone knows what’s happening with our company during this important integration period. As always, if you have any questions, you can reach me directly at (+1) 281-475-2690 or via email at AskMike@layne.com.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Layne and Granite separately and as a combined entity; the timing and consummation of the merger; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the merger, or Granite’s common stock following the merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the Securities and Exchange Commission (the “SEC”) and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

Granite will file with the SEC a Registration Statement on Form S-4, which will include a prospectus with respect to Granite’s shares of common stock to be issued in the merger and a proxy statement of Layne in connection with the merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Layne and will contain important information about the merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Granite or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Granite’s Investors page on its corporate website at www.graniteconstruction.com.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the merger and may have direct or indirect interests in the merger. Information about Layne’s directors and executive officers is set forth in Layne’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and its Annual Report on Form 10-K for the fiscal year ended January 31, 2017, which was filed with the SEC on April 10, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2017, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the merger will be included in the Proxy Statement/Prospectus that Granite will file with the SEC.